UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                            Interferon Sciences, Inc.
                            -------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    45890301
                                    --------
                                 (CUSIP Number)


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    Check the following box if a fee is being paid with this statement. |_|



                           Exhibit Index is at Page 6

CUSIP No.  4589031


(1)      Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Citicorp; 13-2614988
          ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group

[  ]     (a)
             -------------------------------------------------------------------
[  ]     (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Delaware
                                               ---------------------------------
   ------------
     Number of             (5)      Sole Voting Power  -0-
      Shares                                          --------------------------
   Beneficially            (6)      Shared Voting Power  1,710,834
     Owned by                                           ------------------------
       Each                (7)      Sole Dispositive Power  -0-
     Reporting                                             ---------------------
      Person               (8)      Shared Dispositive Power  1,710,834
      With                                                   -------------------
   ------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person*
         1,710,834
         -----------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         -------
(11)     Percent of Class Represented by Amount in Row (9)   4.0%
                                                            --------------------
(12)     Type of Reporting Person   BK
                                   ---------------------------------------------
* The reporting person is a pledgee with limited voting and dispositive power pursuant to certain voting trust agreements. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

CUSIP No.  4589031


(1)      Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Citibank N.A.; 13-5266470
          ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group

[  ]     (a)
          ----------------------------------------------------------------------
[  ]     (b)
          ----------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

(4)      Citizenship or Place of Organization  New York
                                               ---------------------------------
   -------------
     Number of             (5)      Sole Voting Power  -0-
      Shares                                          --------------------------
   Beneficially            (6)      Shared Voting Power 1,710,834
     Owned by                                          -------------------------
       Each                (7)      Sole Dispositive Power  -0-
     Reporting                                             ---------------------
      Person               (8)      Shared Dispositive Power 1,710,834
       With                                                 --------------------
   -------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person*
         1,710,834
         -----------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         -------
(11)     Percent of Class Represented by Amount in Row (9)  4.0%
                                                           ---------------------

(12)     Type of Reporting Person   BK
                                    --------------------------------------------

* The reporting person is a pledgee with limited voting and dispositive power pursuant to certain voting trust agreements. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:

                    Interferon Sciences, Inc.
                    ------------------------------------------------------------
Item 1(b)         Address of Issuer's Principal Executive Offices:

                    783 New Jersey Avenue, New Brunswick, NJ 08901
                    ------------------------------------------------------------
Item 2(a)         Name of Persons Filing:

                    Citicorp; Citibank, N.A.
                    ------------------------------------------------------------
Item 2(b)         Address of Principal Business Offices or, if none, Residence:

                    399 Park Avenue, New York, New York 10043
                    (Citicorp and Citibank, N.A.)
                    ------------------------------------------------------------
Item 2(c)         Citizenship:

                    Delaware (Citicorp); New York (Citibank, N.A.)
                    ------------------------------------------------------------
Item 2(d)         Title of Class of Securities:

                    Common Stock, no par value per share
                    ------------------------------------------------------------
Item 2(e)         CUSIP Number:

                    458903101
                    ------------------------------------------------------------
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)   [ ]   Broker or Dealer registered under Section 15 of the Act

         (b)   [x]   Bank as defined in section 3(a)(6) of the Act

         (c)   [ ]   Insurance Company as defined in section 3(a)(19) of the Act

         (d)   [ ]   Investment Company registered under section 8 of the
                     Investment Company Act

         (e)   [ ]   Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940

         (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

         (g)   [ ]   Parent Holding Company, in accordance with
                     ss. 240.13d-1(b)(ii)(G) (Note:  See Item 7)

         (h)   [ ]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4   Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

              (a) Amount Beneficially Owned:
                    Citicorp: 1,710,834
                    ------------------------------------------------------------
                    Citibank, N.A.: 1,710,834
                    ------------------------------------------------------------
              (b) Percent of Class:
                    Citicorp: 4.0%
                    ------------------------------------------------------------
                    Citibank, N.A.:  4.0%
                    ------------------------------------------------------------
              (c) Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote    -0-
                                                                    ------------
                  (ii)     shared power to vote or to direct the vote
                           Citicorp:  1,710,834
                           -----------------------------------------------------
                           Citibank, N.A.: 1,710,834
                           -----------------------------------------------------
                  (iii)    sole power to dispose or to direct the
                           disposition of    -0-
                                          --------------------------------------
                  (iv)     shared power to dispose or to direct the
                           disposition of
                           Citicorp: 1,710,834
                           -----------------------------------------------------
                           Citibank, N.A.: 1,710,834
                           -----------------------------------------------------


Item 5   Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable.

Item 8   Identification and Classification of Members of the Group

                  Not Applicable.

Item 9   Notice of Dissolution of Group

                  Not Applicable.

Item 10           Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  Index of Materials Filed as Exhibits

         Exhibit                            Description
         -------                            -----------

         A                                  Joint Filing Agreement

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 5, 1997





                                   CITICORP

                                   By:   /s/  John P. Reilly
                                      ------------------------------------------
                                        Name:  John P. Reilly
                                        Title: Vice President

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 5, 1997





                                    CITIBANK, N.A.

                                    By:  /s/   William Demick
                                       -----------------------------------------
                                         Name:  William Demick
                                         Title: Vice President

                                                                       EXHIBIT A



                             JOINT FILING AGREEMENT
                                     BETWEEN
                           CITICORP AND CITIBANK, N.A.

                  The undersigned hereby agree that Amendment No. 2 to Schedule 13G with respect to the common stock, no par value per share, of Interferon Sciences, Inc., dated February 5, 1997 (the "Amendment No. 2 to Schedule 13G"), is (including any Schedule 13D with respect to such stock) filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of the Amendment No. 2 to
Schedule 13G (including any Schedule 13D with respect to such stock), and for the completeness and accuracy of the information concerning itself contained therein.

Dated:  February 5, 1997

                                     CITICORP


                                     By:  /s/   John P. Reilly
                                        ----------------------------------------
                                          Name:  John P. Reilly
                                          Title: Vice President

                                     CITIBANK, N.A.


                                     By:  /s/   William Demick
                                        ----------------------------------------
                                          Name:  William Demick
                                          Title: Vice President